

May 21, 2015

Patrick M. Byrne
Chief Executive Officer
Overstock.com, Inc.
6350 South 3000 East
Salt Lake City, Utah 84121

> **Re:** **Overstock.com, Inc.**
> **Registration Statement on Form S-3**
> **Filed April 24, 2015**
> **File No. 333-203607**

Dear Mr. Byrne:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your intent to conduct digital offerings. In this regard, we note your indication on page 4 that you may "decide to offer shares of [y]our capital stock as digital securities, in which case the shares of stock would be the same as any other shares of the same class of stock." This disclosure appears to be inconsistent with disclosure that appears later on the same page where you state that "the digital securities will be their own separate class of securities…." Please clarify your intentions in this regard.

Risks Applicable to Digital Securities Offerings, page 4

2. State whether the cryptographically-secured distributed ledger system to which you make reference has been developed and is currently available to record any of the digital securities you intend to offer. Further, in light of your disclosure that the ledger will work similarly to those used to trade digital currencies, please describe how each

analogous element of your distributed ledger will function. For example, who or what will perform the equivalent function of the distributed network participants on the bitcoin blockchain and how will members of the distributed network that may perform such functions be compensated.

The private cryptographic keys representing digital securities could be stolen, page 5

3. Please discuss the risks related to proof of ownership, given the uncertified nature of the securities and the privacy concerns discussed in this risk factor.

The price of our digital securities, even when we issue equity securities that rank on a parity with our common stock, is not pegged to the value of our common stock…, page 6

4. Please explain to us how you intend to identify the price at which you will initially offer such securities, pursuant to Item 501 of Regulation S-K. Please also elaborate upon your statement on page 34 to explain how the purchase price paid for any digital securities will be available to the public.

Description of Capital Stock, page 9

5. Please disclose whether the rights of the digital security holders will differ from the rights of traditional securities, as you have described here. If the rights are expected to be identical, please state as much.

6. We note your indication that the retail holder of shares issued as digital securities "may vote these digital securities directly in substantially the same manner of other record holders of [y]our [traditional] securities." Please tell us how the voting of digital securities may differ from the voting of traditional securities, given your qualifier of "substantially." In this regard, tell us how you would expect to comply with the Federal proxy rules with respect to any solicitation of proxies from digital security holders in order to vote such securities at meetings of shareholders.

Digital Securities ATS, page 34

7. State whether any ATS has registered with the SEC to offer digital securities. In this regard, we note your indication in your most recent Form 10-Q for the period ending March 31, 2015 that you are "working to develop code for the purposes of facilitating the creation of a decentralized facility for the trading of securities." If you expect to be affiliated with the ATS or the owner of the cryptographically-secured distributed ledger system that will trade your digital securities, please state as much and elaborate upon this relationship. Please also update readers on the status of your code development.

8. Please state whether any broker-dealers have subscribed to the ATS to buy and sell digital securities. Please also elaborate upon your statement that "only certain subscribers to the ATS may buy and sell the digital securities."

Information Incorporated by Reference, page 35

9. Please include the Current Reports on Form 8-Ks filed on May 5, 2015, May 6, 2015 and May 7, 2015 and the Quarterly Report on Form 10-Q filed on April 29, 2015 in the list of documents incorporated into the registration statement by reference. See Item 12(a)(2) of Form S-3.

Exhibit 5.1

10. We note counsel's opinion with respect to the securities you have registered for offer and sale. With respect to those opinions that reflect counsel's conclusion as to valid issuance, full payment and non-assessability, please have counsel provide us with their analysis as to how your offer of any digital securities is reflected in these opinions. For example, it appears that the uncertificated nature of the digital securities being offered raises unique considerations for counsel as it relates to their ability to render a "validly issued" opinion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jennifer López, Staff Attorney, at (202) 551-3792 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: Lowell D. Ness
        Perkins Coie LLP